Exhibit 99.1

Tikcro Technologies Reports Third Quarter 2017 Results
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In-progress of Pre Clinical Trials of Full-Human CTLA-4 Antibodies
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Ness-Ziona, Israel, December 15, 2017 - Tikcro Technologies Ltd. (OTCQB: TIKRF), a supporter of early stage development of biotechnology projects and antibodies, today reported its financial results for the third quarter ended September 30, 2017.

Aviv Boim, CEO of Tikcro, commented, “We promote a full human cytotoxic T lymphocyte-associated antigen 4 (“CTLA-4”) blocking antibody for small animal efficacy models for cancer treatment. This antibody has shown high blocking affinities towards a discontinued epitope of the CTLA-4 receptor's interaction area with its ligands. Currently, we are in-progress of supporting pre-clinical in-vivo animal trials of this full human CTLA-4 antibody. Further, we plan to pursue additional pre-clinical work through 2018 to support regulatory applications for the commencement of clinical trials."

The CTLA-4 blocking antibody approved market is for the treatment of melanoma. The market size for CTLA-4 blocking antibodies exceeds $1 billion per annum. Several pharma companies, including Tikcro, are pursuing new CTLA-4 antibodies to treat additional clinical cancer indications and to reduce its immune related adverse effects.

"We showed in-vitro superiority over industry reference CTLA-4 antibodies, and pursue animal trials for cancer treatment. If successful, we should be in a position to further promote this antibody to be part of this market," concluded Mr. Boim.

Financial Results for the Third Quarter Ended September 30, 2017

Net loss for the third quarter of 2017 was $288,000, or $0.03 per diluted share, compared to a net loss of $325,000, or $0.03 per diluted share, for the same period last year.

As of September 30, 2017, the Company had a cash and cash equivalents balance of $6.7 million.

About Tikcro Technologies
Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

 Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, obtaining required licenses at reasonable commercial terms, the development, testing, regulatory approval and commercialization of our proposed products, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

For more information, please contact:

Investor Contact
Allison Soss
KCSA Strategic Communications
Phone: 212-896-1267
Email: asoss@kcsa.com

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	September 30, 2017	December 31, 2016
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$6,735	$7,507
Receivables and other financial asset	110	89
Total current assets	6,845	7,596

Property and equipment, net	129	136

Total assets	$6,974	$7,732

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$337	$237

Shareholders' equity	6,637	7,495

Total liabilities and shareholders' equity	$6,974	$7,732

Tikcro Technologies Ltd. Statements of Operations (US dollars in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30
	2017	2016	2017	2016

Research and development expenses	$147	$160	$533	$438

General and administrative expenses, net	145	163	447	500

Total operating expenses	292	323	980	938

Operating loss	(292)	(323)	(980)	(938)

Financial income (expenses), net	4	(2)	6	(2)

Net loss	$(288)	$(325)	$(974)	$(940)

Basic and diluted net loss per share	$(0.03)	$(0.03)	$(0.10)	$(0.10)

Weighted average number of shares used computing basic and diluted loss per share	9,879	9,879	9,879	9,879